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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 02 2021

Washington, DC

SEC FILE NUMBER
8-69904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secure Capital Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1881 Main Street, Suite 303
(No. and Street)

Kansas City,	MO	64108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rush Olney (816) 298-9075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165	Northridge,	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rush Olney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secure Capital Research, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ADAM GARRETT SHULMAN
NOTARY PUBLIC-NOTARY SEAL
STATE OF MISSOURI-JACKSON COUNTY
COMMISSION #18963816
MY COMMISSION EXPIRES: APR 1, 2022

State of Missouri
County of Jackson
Subscribed and sworn to (or affirmed) before me on this 26 day of Feb, 21 by Rush Olney proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

Secure Capital Research, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Secure Capital Research, LLC :

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Secure Capital Research, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.
Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 26, 2021

Secure Capital Research, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	55,097
Accounts Receivable		96,618
Fixed Assets, Net		3,754
Right of use asset		169,957
Other Assets		6,397
Total Assets	$	331,823
Liabilities and Members' Equity		
Accounts Payable & Accrued Expenses	$	9,959
Due to Sales Representatives		80,400
Lease Liability		170,054
Total Liabilities		260,413
Members' Equity		
Members' Equity		71,410
Total Members' Equity		71,410
Total liabilities and members' equity	$	331,823

The accompanying notes are an integral part of these financial statements

Secure Capital Research, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Fee Income	$	569,395
Total Revenues		569,395
Expenses		
Accounting		24,083
Advertising and Marketing		1,037
Commissions		392,600
Consulting		36,000
Depreciation		625
Interest Expense		3,933
Legal & Other		76,131
Office Expense		32,649
Rent		36,048
Travel & Entertainment		10,762
Total Expenses		613,868
Net Income (Loss)	$	(44,473)

The accompanying notes are an integral part of these financial statements

Secure Capital Research, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

Balance at January 1, 2020	$	14,383
Net Income (Loss)		(44,473)
Contributions (Distributions)		101,500
Balance at December 31, 2020	$	71,410

The accompanying notes are an integral part of these financial statements

Secure Capital Research, LLC
Stetement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net Income (Loss)	$	(44,473)
Accumulated Depreciation		625
Amortization of Right of Use Asset		33,385
Accounts Receivable		(96,618)
Other Assets		(6,397)
Due to Sales Representitives		80,400
Accounts Payable		9,959
Lease Liability Activity		(34,092)
Net cash used by Operating Activities		(57,211)
Cash Flows from Investing Activites		
Purchase of Fixed Assets		(4,379)
Net cash used by Investing Activities		(4,379)
Cash Flow From Financing Activites		
Contributions		101,500
Net cash Provided by Financing Activities		101,500
Increase in cash		39,910
Cash at January 1, 2020		15,187
Cash at December 31, 2020	$	55,097
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	3,933
Income Taxes		-
Supplemental disclosure on non-cash transactions:		
Right of Use Asset and Lease Liability	$	174,328

The accompanying notes are an integral part of these financial statements

NOTE1: General and Summary of Significant Accounting Policies

Organization

Secure Capital Research, LLC (the "Company") (Name change from 7000 Miles, LLC) was organized in the State of Missouri on November 3, 2016. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The firm will be compensated as an Introductory Broker Dealer for Private Placement business it conducts on behalf of Sponsors, Funds and other capital-raise relationships. The income is recognized upon the execution of the transaction(s) relating to the income and the master placement agreements in place with each product and or sponsor.

The Company, with the consent of its Members, has elected to be a Missouri Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements

Accounts receivable consists of fees due from customers (sponsors) and are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncontrollable accounts are immaterial.

NOTE 2: Income Taxes

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements

NOTE 3: Commitments and Contingencies

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections, which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position, statement of operations, statement of income or cash flows. As of December 31, 2020, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 4: Lease

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$33,507
Variable lease cost	2,541
Total lease cost	$36,048

Amounts reported in the Statement of Financial Condition as of December 31, 2020 are as follows:

NOTE 4: Lease (Continued)

Operating leases:	
Operating lease ROU assets	$169,957
Operating lease liabilities	$170,054

The Company entered into a new lease commencing on December 1, 2020 through and terminating on December 31, 2023. The Company recognized a right of use asset and lease liability in the amount of $174,328 for this lease.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are:

2021	$60,000
2022	61,200
2023	62,400
Total undiscounted lease payments	$183,600
Less imputed interest	13,546
Total lease liabilities	$170,054

NOTE 5: Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

NOTE 6: Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

NOTE 6: Recently Issued Accounting Standards (Continued)

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. Rule 15c31 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $26,449 which was $20,419 in excess of its required net capital of $6,030; and the Company's ratio of aggregate indebtedness ($90,456) to net capital was 4.43 to 1.

NOTE 8: Covid-19 Impact

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Secure Capital Research, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Members' Equity	$	71,410		
Total Members' Equity			$	71,410
Less: Non-allowable assets	$	(44,961)		
Total non-allowable assets			$	(44,961)
Net Capital			$	26,449
Computation of Net Capital Requirements				
Minimum net captial requirement				
6 2/3 percent of net aggregate indebtedness	$	6,030		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)			$	6,030
Excess net capital			$	20,419
Aggregate Indebtedness			$	90,456
Ratio of aggregate indebtedness to net capital				4.43:1

There was no material difference between the computation of Net Capital presented above and the Company's most recently filed Form X-17a-5, Part IIA as of December 31, 2020.

Secure Capital Research, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession of Control Requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3
As of December 31, 2020

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to performing private placements of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See report of independent registered public accounting firm

Secure Capital Research, LLC

Report Pursuant to Rule 17a-5 (d)

on Exemption Provisions

For the Year Ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Secure Capital Research, LLC :

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Secure Capital Research, LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because it limits its business activities to private placement of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Secure Capital Research, LLC did not identify any exceptions with their exempt status throughout the year ended December 31, 2020. Secure Capital Research, LLC 's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Secure Capital Research, LLC 's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Secure Capital Research, LLC

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 26, 2021

SECURE CAPITAL RESEARCH
US Broker Dealer Member FINRA/SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Secure Capital Research, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to performing private placements of securities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2020.

Secure Capital Research, LLC

By:

(Rush Olney, Chief Compliance Officer)

Secure Capital Research, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5(e)4

For the Year Ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of Secure Capital Research, LLC :

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Secure Capital Research, LLC and the SIPC, solely to assist you and SIPC in evaluating Secure Capital Research, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Secure Capital Research, LLC 's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in the most recently filed Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Secure Capital Research, LLC 's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Secure Capital Research, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 26, 2021

Secure Capital Research, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2020

	Amount	
Total assessment	$	854
SIPC-6 general assessment		
Payment made on July 23, 2020		(33)
SIPC-7 general assessment		
Payment made on February 24, 2021		(821)
Total assessment balance		
(overpayment carried forward)	$	-